As filed with the Securities and Exchange Commission on April 16, 2019

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Subject Company (issuer))

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

168834109

(CUSIP Number of Class of Securities)

Lucia Sitar, Esq.

Aberdeen Emerging Markets Equity Income Fund, Inc.

c/o Aberdeen Asset Management Inc.

1735 Market Street 32nd Floor

Philadelphia, Pennsylvania 19103

Telephone: (215) 405-5770

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation		Amount of Filing Fee
$264,943,029.78	(a)	$32,985.41	(b)

(a)

Calculated as the aggregate maximum purchase price to be paid 28,470,130 shares in the offer, based upon a price per share of $9.40, which represents 99% of the net asset value per share of the close of the regular trading session of the NYSE American on May 15, 2018.

(b)

Calculated at $124.50 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, by Fee Advisory #1 for Fiscal Year 2018, effective October 1, 2017.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $32,985.41

Form or Registration No.:  Schedule TO

Filing Party:  Aberdeen Emerging Markets Equity Income Fund, Inc.

Date Filed: May 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Aberdeen Emerging Markets Equity Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on May 22, 2018 (as amended hereby, the “Schedule TO”)to add as exhibits (a)(6) and (a)(7)  copies of the press releases issued by the Fund dated June 20, 2018 and June 25, 2018 announcing the preliminary and final results, respectively, of the offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated May 22, 2018.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Form of Letter of Exchange/Transmittal.*
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press release issued on May 21, 2018.*
(a)(6)	Press release issued on June 20, 2018.
(a)(7)	Press release issued on June 25, 2018.
(d)	Standstill Agreement with City of London Investment Management Company Limited.*
(g)	None.
(h)	None.

* Previously filed

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC.

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President
Dated:	April 16, 2019